Exhibit (a)(1)(i)(b)

Letter to Investors

CPG Cooper Square International Equity, LLC

If you do not wish to sell any of your units, no action is required.

October 22, 2021

Dear Investor:

On October 21, 2021, Central Park Group, LLC ("Central Park"), the parent company of Central Park Advisers, LLC, the investment adviser of the Fund (the "Adviser"), entered into a purchase agreement with Macquarie Management Holdings, Inc. ("Macquarie") pursuant to which Macquarie has agreed to acquire Central Park, subject to the satisfaction or appropriate waiver of certain customary closing conditions (the "Transaction"). If the Transaction is consummated, Central Park would become a wholly-owned subsidiary of Macquarie, which is an indirect wholly-owned subsidiary of Macquarie Group Limited ("Macquarie Group"), a publicly-listed (ASX: MQG) global financial services group organized under the laws of Australia. Macquarie, together with its affiliates, is a top 50 global asset manager, top 25 U.S. actively-managed, long-term mutual fund manager and the largest manager of infrastructure and real assets globally. Macquarie Group's global asset management division, Macquarie Asset Management, provides clients with access to a diverse range of capabilities and products across infrastructure, real estate, private credit, fixed-income, equities, multi-asset and liquid alternatives. As of June 30, 2021, Macquarie Asset Management had approximately $520 billion of assets under management.

The Fund will continue to be managed by the same investment personnel who currently are employed by the Adviser following the Transaction, if consummated; however, the Transaction will constitute an assignment of (i) the investment advisory agreement between the Fund and the Adviser and (ii) the sub-advisory agreement among the Adviser, the Sub-Adviser and the Fund (together, the "Current Agreements") and, therefore, will cause the agreements to terminate automatically in accordance with their terms, as required by applicable law. As a result, it is proposed that (i) the Fund enter into a new investment advisory agreement with the Adviser, which will continue to operate as "Central Park Advisers, LLC" following the Transaction, and (ii) the Fund and the Adviser enter into a new sub-advisory agreement with the Sub-Adviser (together, the "New Agreements"). To become effective, the New Agreements must be approved by the Board of Directors of the Fund (the "Board"), including a majority of the Directors who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Fund, and Fund investors.

At a special meeting anticipated to be held in or about November 2021, the Board expects to consider the approval of the New Agreements. It is not expected that the New Agreements will result in any changes to the fees charged or services provided to the Fund.

If the Board were to approve the New Agreements, it is expected that a special meeting of investors of the Fund will be held in the first quarter of 2022 to act on proposals to approve the New Agreements. A proxy statement providing additional information about the Transaction and describing the New Agreements in greater detail will be furnished to investors in connection with the solicitation of proxies to be voted on the proposals at the special meeting.

If the Board and investors were to approve the New Agreements, and other conditions to the Transaction are satisfied or appropriately waived, it is expected that the Transaction will be consummated in the first quarter of 2022 and the Adviser will become a wholly-owned subsidiary of Macquarie.

If the New Agreements are not approved by the Board or investors, provided all other conditions of the Transaction are satisfied or appropriately waived, the Transaction may still take place. If this were to occur, certain additional actions would need to be considered and acted upon. In addition, if the Transaction is not consummated, the Adviser and the Sub-Adviser will continue to serve as investment adviser and sub-investment adviser to the Fund, respectively, pursuant to the terms of the Current Agreements.

All terms and conditions of the Fund's fourth calendar quarter tender offer, as set forth in the Tender Offer Statement you received, remain unchanged.

If you do not wish to sell any of your units of limited liability company interests of the Fund, no action is required. If you have any questions, please contact your financial advisor.

Sincerely,

CPG Cooper Square International Equity, LLC